FST Corp.

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

VIA EDGAR

November 29, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jenny O'Shanick

Re:	FST Corp. Registration Statement on Form F-4, as amended (File No. 333- 280879) (the “Registration Statement”)

Dear Ms. O'Shanick:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, FST Corp., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Standard Time on Tuesday, December 3, 2024, or as soon as thereafter practicable.

Very truly yours,

FST Corp.

By:	/s/ David Chuang
Name:	David Chuang
Title:	Sole Director

Femco Steel Technology Co., Ltd.

By:	/s/ David Chuang
Name:	David Chuang
Title:	Chairman of the Board

cc:	Ross Law Group, PLLC Landi Law Firm White & Case LLP